UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 30, 2010

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☐

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors.  They include, among other things, fluctuations of RMB exchange rate, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; changes in the international market; the increase of the price of energy (mainly power) and the sometimes inadequate energy supply in the area where our wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. ( “Fuwei Shandong”) is located, which may result in the increase of production cost, decrease of sales, and negatively influence the Company’s financial performance; uncertainty of various kinds of international barriers; uncertainty as to future profitability and its ability to obtain adequate financing for its planned capital expenditure requirements; uncertainty as to the Company’s ability to successfully obtain financing and come to an agreement with the new production line vendor to consequently continue the operation of the third BOPET production line; uncertainty as to the Company’s ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; instability of power and energy supply; risks associated with possible defects and errors in its products; uncertainty as to its ability to protect and enforce its intellectual property rights; uncertainty as to its ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products and our raw materials in recent years and the potential impact resulting from the pending criminal litigation and related developments to the major shareholders; uncertainty in the adverse effect resulting from the pending shareholders class action suit filed in the United States District Court for the Southern District of New York.  The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

On November 15, 2010, the Company announced its unaudited consolidated financial results for the nine-month period ended September 30, 2010.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(amounts in thousands except share and per share value)

		September 30, 2010		December 31, 2009
	Notes	(Unaudited)
ASSETS		RMB	US$	RMB
Current assets
Cash and cash equivalents		93,362	13,939	26,804
Restricted cash		8,583	1,281	12,541
Accounts and bills receivable, net	3	42,659	6,369	28,785
Inventories	4	32,028	4,782	45,039
Advance to suppliers		16,191	2,417	3,956
Prepayments and other receivables		1,759	263	957
Deferred tax assets - current		2,569	384	1,198
Total current assets		197,152	29,435	119,282

Plant, properties and equipment, net	5	294,372	43,949	318,600
Construction in progress	6	235,955	35,227	237,118
Lease prepayments, net	7	21,155	3,158	21,548
Advanced to suppliers - Long Term		-	-	2,367
Goodwill		10,276	1,534	10,276
Deposit	8	16,760	2,502	21,000
Deferred tax assets - non current		1,963	293	5,318

Total assets		777,633	116,098	735,509
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	9	137,000	20,454	153,179
Accounts payables		22,229	3,319	25,898
Advance from customers		42,251	6,308	12,608
Accrued expenses and other payables		14,056	2,098	6,981
		215,536	32,179	198,666
Long-term loan	9	35,000	5,225	25,000

Total liabilities		250,536	37,404	223,666

Commitments and contingencies	13

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,322	1,989	13,323
Additional paid-in capital		311,896	46,565	311,907
Statutory reserve		29,338	4,380	29,338
Retained earnings		171,251	25,567	156,006
Cumulative translation adjustment		1,109	166	993
Total shareholders’ equity		526,916	78,667	511,567
Non-controlling interest		182	27	276
Total equity		527,098	78,694	511,843
Total liabilities and equity		737,633	116,098	735,509

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(amounts in thousands except share and per share value)
(UNAUDITED)

	The Three Months			The Nine Months
	Period Ended September 30,2010		Period Ended September 30,2009	Period Ended September 30,2010		Period Ended September 30,2009
	RMB	US$	RMB	RMB	US$	RMB
Net sales	129,174	19,285	89,603	327,948	48,961	236,691
Cost of sales	(88,658)	(13,236)	(81,749)	(254,996)	(38,070)	(222,490)

Gross profit	40,515	6,049	7,854	72,952	10,891	14,201

Operating expenses
Selling expenses	(4,389)	(655)	(2,868)	(11,944)	(1,783)	(10,499)
Administrative expenses	(17,992)	(2,686)	(4,170)	(38,417)	(5,736)	(20,241)
Total operating expenses	(22,381)	(3,341)	(7,038)	(50,361)	(7,519)	(30,740)

Operating income/(loss)	18,134	2,707	816	22,591	3,373	(16,539)

Other income/(expense)
- Interest income	42	6	5	214	32	148
- Interest expense	(2,337)	(349)	(2,091)	(6,624)	(989)	(6,210)
- Others income, net	(245)	(37)	3,547	(381)	(57)	(335)

Total other income/(expense)	(2,540)	(379)	1,461	(6,791)	(1,014)	(6,398)

Income before income tax benefit/(expense)	15,594	2,328	2,277	15,800	2,359	(22,937)

Income tax benefit/(expense)	(578)	(86)	(264)	(555)	(83)	3,440

Net Income/(loss)	(15,017)	(2,242)	2,013	15,245	2,276	(19,497)

Net income/(loss) attributable to noncontrolling interests	(26)	(4)	(5)	(95)	(14)	(5)
Net income/(loss) attributable to the Company	15,043	2,246	2,018	15,340	2,290	(19,492)

Other comprehensive income
- Foreign currency translation adjustments	132	19	2	116	17	614
Comprehensive income	15,174	2,265	2,020	15,456	2,307	(18,878)

Earnings per share, basic and diluted	1.15	0.17	0.15	1.17	0.18	(1.49)
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE -MONTH PERIOD ENDED SEPTEMBER 30, 2010 AND 2009
(amounts in thousands except share and per share value)
(UNAUDITED)

	Period Ended September 30, 2010		Period Ended September 30, 2009
	RMB	US$	RMB
Cash flow from operating activities
Net income	15,245	2,276	(19,492)
Adjustments to reconcile net income to net cash
(used in)/provided by operating activities
- Depreciation of property, plant and equipment	26,763	3,996	25,732
- Amortization of intangible assets	340	51	340
- Deferred income taxes	1,942	290	-
- Bad debt expense/(recovery)	9,138	1,364	3,767
- Accounts receivable	(15,138)	(2,260)	11,751
- Inventories	13,011	1,942	(9,922)
- Advance to suppliers	(16,236)	(2,424)	(1,070)
- Prepaid expenses and other current assets	(487)	(73)	(6,437)
- Accounts payable	(3,656)	(546)	5,707
- Accrued expenses and other payables	7,235	1,080	(1,352)
- Advance from customers	29,643	4,426	7,791
- Tax payable	(38)	(6)	(6,101)

Net cash provided by operating activities	67,762	10,117	10,716

Cash flow from investing activities
Purchases of property, plant and equipment	(2,482)	(371)	(93,092)
Restricted cash related to trade finance	3,952	590	(400)
Advanced to suppliers - non current	2,367	353	-
Addition to construction in progress	1,163	174	83,469

Net cash provided by (used in) investing activities	5,000	746	(10,023)

Cash flow from financing activities
Principal payments of short-term bank loans	(16,179)	(2,415)	(11,585)
Proceeds from short-term bank loans	10,000	1,493	10,000

Net cash (used in) financing activities	(6,179)	(923)	(1,585)

Effect of foreign exchange rate changes	(26)	72	892

Net increase (decrease) in cash and cash equivalent	66,557	10,013	(1)

Cash and cash equivalent
At beginning of period	26,804	3,926	15,823
At end of period	93,362	13,939	15,822

SUPPLEMENTARY DISCLOSURE:
Interest paid	6,624	989	5,991
Income tax paid	3,966	592	-

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(UNAUDITED)

NOTE 1 - BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

On April 23, 2009, Fuwei Films USA, LLC was set up and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd..  Fuwei Films USA, LLC has a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F. The results of the nine-month period ended September 30, 2010 are not necessarily indicative of the results to be expected for the full year ended December 31, 2010.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its three subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(UNAUDITED)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Transactions

The Company’s reporting currency is the Renminbi (“RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of shareholders’ equity and comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Exchange Rate Information

Foreign Currency - The Company’s principal country of operations is in the People’s Republic of China. The financial position and results of operations of the Company are determined using the local currency (“Renminbi”) as the functional currency. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in reporting of assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the market rate of exchange prevailing on that date. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency (“US Dollars”) are dealt with as a separate component within shareholders’ equity. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit. The Company has restricted cash of RMB8,583 (US$1,281) and RMB12,541 (US$1,837) as of September 30, 2010 and December 31, 2009, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(UNAUDITED)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances.

Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

The Company has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 60 days from the date of billing. Normally, the Company does not obtain collateral from customers.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the average- weighted cost method. Cost of work in progress and finished goods comprises of direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity. Any inventory markdown is classified in the income statement as a component of cost of goods sold.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. There are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(UNAUDITED)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Construction in progress represents capital expenditures in respect to the new BOPET production line. No depreciation is provided in respect to construction in progress.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or more frequently when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (DCF) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

Impairment of Long-lived Assets

Long-lived assets, other than goodwill, including property, plant, and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on invoice amount is collected in respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(UNAUDITED)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government Grants

Government grants are recognized in the consolidated balance sheet initially as deferred income when they have been received. Grants that compensate the Company for expenses incurred are recognized as a reduction of expenses in the consolidated statement of income in the same period in which the related expenses are incurred.

Retirement and Other Post-retirement Benefits

Contributions to retirement schemes (which are defined as contribution plans) are charged to expense as and when the related employee service is provided.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share are calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter. As the Company has not become aware of any product liability claim since operations commenced, the Company has not recognized a liability for any product liability claims.

Recently Issued Accounting Standards

In January 2010, the FASB issued an amendment to ASC 505, Equity, where entities that declare dividends to shareholders that may be paid in cash or shares at the election of the shareholders are considered to be a share issuance that is reflected prospectively in EPS, and is not accounted for as a stock dividend. This standard is effective for interim and annual periods ended on or after December 15, 2009 and is to be applied on a retrospective basis. The adoption of this standard does not have a significant impact on the Company’s consolidated financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(UNAUDITED)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In January 2010, the FASB issued an amendment to ASC 820, Fair Value Measurements and Disclosure, to require reporting entities to separately disclose the amounts and business rationale for significant transfers in and out of Level 1 and Level 2 fair value measurements and separately present information regarding purchase, sale, issuance, and settlement of Level 3 fair value measures on a gross basis. This standard is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of disclosures regarding the purchase, sale, issuance, and settlement of Level 3 fair value measures which are effective for fiscal years beginning after December 15, 2010. The adoption of this standard does not have a significant impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” ASU No. 2010-20 amends the guidance with ASC Topic 310, “Receivables” to facilitate financial statement users’ evaluation of (1) the nature of credit risk inherent in the entity’s portfolio of financing receivables; (2) how that risk is analyzed and assessed in arriving at the allowance for credit losses; and (3) the changes and reasons for those changes in the allowance for credit losses. The amendments in ASU No. 2010-20 also require an entity to provide additional disclosures such as a rollforward schedule of the allowance for credit losses on a portfolio segment basis, credit quality indicators of financing receivables and the aging of past due financing receivables. The adoption of this standard does not have a significant impact on the Company’s consolidated financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial statements.

NOTE 3 - ACCOUNTS RECEIVABLES, NET

Accounts receivables as of September 30, 2010 and December 31, 2009 consist of the following:

	September 30, 2010 (Unaudited)		December 31, 2009 (Audited)
	RMB	US$	RMB
Accounts receivable	16,924	2,527	22,289
Less: Allowance for doubtful accounts	(3,512)	(524)	(2,259)
	13,412	2,002	20,030
Bills receivable	29,248	4,367	8,755

	42,659	6,369	28,785

Bill receivables are bank’s acceptance bills, which are guaranteed by bank.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(UNAUDITED)

NOTE 4-INVENTORIES

 Inventories as of September 30, 2010 and December 31, 2009 consist of the following:

	September 30, 2010 (Unaudited)		December 31, 2009 (Audited)
	RMB	US$	RMB
Raw materials	21,389	3,194	28,756
Work-in-progress	1,668	249	2,274
Finished goods	12,381	1,848	17,617
Consumables and spare parts	832	124	633
Inventory—impairment	(4,242)	(633)	(4,242)

	32,028	4,782	45,039

NOTE 5-PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	September 30, 2010 (Unaudited)		December 31, 2009 (Audited)
	RMB	US$	RMB
Buildings	44,171	6,594	43,273
Plant and equipment	418,007	62,407	416,143
Computer equipment	1,680	251	1,421
Furniture and fixtures	6,020	899	5,929
Motor vehicles	1,979	295	1,739
	471,856	70,446	468,505
Less: accumulated depreciation	(177,484)	(26,497)	(149,905)
	294,372	43,949	318,600

Total depreciation for the nine-month periods ended September 30, 2010 and 2009 was RMB26,763 (US$3,996) and RMB25,732 (US$3,770), respectively. For the three-month periods ended September 30, 2010 and 2009, depreciation expenses were RMB8,822 (US$1,317) and RMB9,684 (US$1,419), respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB235,955 (US$35,227) ended September 30, 2010, and RMB237,118 (US$34,732) ended December 31, 2009, respectively.

NOTE 7 - LEASE PREPAYMENTS

As of September 30, 2010 and December 31, 2009, lease prepayments, net of amortization were RMB21,155 (US$3,158) and RMB21,548 (US$3,156), respectively.

Amortization of land use rights for the nine-month periods ended September 30, 2010 and 2009 were RMB340 (US$51) and RMB340 (US$50), respectively. Amortization of land use rights for the three months ended September 30, 2010 and 2009 was RMB113 (US$17) and RMB113 (US$17), respectively.

Amortization expenses for the next five years after September 30, 2010 are as follows:

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(UNAUDITED)

NOTE 7 - LEASE PREPAYMENTS (continued)

	RMB	US$
1 year after	454	68
2 year after	454	68
3 year after	454	68
4 year after	454	68
5 year after	454	68

NOTE 8 – DEPOSIT

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion”(“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and the Shareholder of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB50,000. In order to grow, Joyinn plans to increase its registered capital by RMB52,000 to a total of RMB102,000, and plans to accept Shandong Fuwei as a new shareholder to invest and buy its shares.

According to the LOI, Shandong Fuwei deposited RMB26,000 (half of the would-be added register capital of RMB52,000), to Joyinn as the prepayment as of June 30, 2008. The prepayment to Joyinn will be regarded as investment payment after all parties enter into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed in June 2008, the prepayment was decreased by RMB5,000 and returned to the Company on June 18, 2008.

On June 30, 2009, Shandong Fuwei and the Pledger, the major shareholder of Joyinn, agreed that the Pledger would pledge another 19% of its interest in Joyinn in addition to the previous pledge of 52% interest in Joyinn as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. As a result, the Pledger’s percentage of pledged interest in Joyinn increased from 52% to 71%.

On July 14, 2009, Shandong Fuwei and Joyinn entered into a “Supplementary Agreement of Letter of Intent of Joyinn Capital Increase and Share Expansion” which extended the duration of former agreement to two (2) years that is, the expiration date of the agreement extended to January 14, 2010. On May 23, 2010, the Pledger and Shandong Fuwei signed a second Supplementary Agreement to the Share Pledging Agreement which provides that the Share Pledging Agreement will remain effective until the share transfer documents and all stipulated processes are all completed. The transaction shall be subject to approval from Board of Directors and Shareholder Meeting of Joyinn. As of September 30, 2010, the total amount of the deposit was RMB16,760 (US$2,502).

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(UNAUDITED)

NOTE 9 - SHORT-TERM AND LONG-TERM BANK LOANS

Lender	Interest rate per annum	September 30, 2010 (Unaudited)		December 31, 2009 (Audited)
		RMB	US$	RMB
SHORT-TERM LOANS
Bank of Communications Co., Ltd.
- June 9, 2009 to June 8, 2010	5.84%	-	-	70,000
- June 9, 2009 to June 8, 2010	5.84%	-	-	70,000
- June 8, 2010 to June 7, 2011	5.84%	67,000	10,003	-
- June 7, 2010 to June 6, 2011	5.84%	70,000	10,451	-

Bank of Weifang
- January 13, 2009 to January 12, 2010	0.00%	-	-	10,000

Bank of China
- March 13, 2008 to March 13, 2009	5.45%	-	-	(80)
- June 4, 2009 to June 4, 2010	1.38%	-	-	3,259

LONG-TERM LOANS
Bank of Weifang
- December 2, 2008 to December 2, 2011	0.00%	5,000	746	5,000
- January 16, 2009 to January 12, 2012	0.00%	10,000	1,493	10,000
- January 13, 2010 to January 12, 2012	0.00%	10,000	1,493	-

Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	5.35%	10,000	1,493	10,000
		172,000	25,679	178,179

Notes:

The Company has entered into several loan agreements with commercial banks with terms ranging from one year to eight years to finance its working capital, R&D investment, construction, and foreign trade. None of the loan agreements require the Company to comply with financial covenants. The weighted average interest rate of short-term bank loans outstanding as of September 30, 2010 and December 31, 2009 was 5.64% per annum.

The principal amounts of the above short-term loans are repayable at the end of the loan period, and are secured by property, plant and equipment, lease prepayments and receivables.

The Company obtained two short-term loans on June 7, 2010 and June 8, 2010 for RMB70,000 (US$10,451) and RMB67,000 (US$10,003) from Bank of Communications Co., Ltd., respectively, which replaced the two short-term loans from Bank of Communications Co., Ltd. that matured on June 8, 2010, each in the amount of RMB70,000. The annual interest rate of 5.31% is determined by the People’s Bank of China. As of September 30, 2010, the effective interest rate is 5.841%.

In addition, we entered into three interest free loan agreements with Bank of Weifang (formerly known as Weifang City Commercial Bank) for the amount of (i) RMB10,000 (US$1,493), effective on January 13, 2010, with a maturity date of January 12, 2012; (ii) RMB10,000 (US$1,493), effective on January 16, 2009, with a maturity date of January 12, 2012; and (iii) RMB 5,000 (US$746), effective on December 2, 2008, with a maturity date of December 2, 2011. These Loan agreements are interest-free loans from the local government who entrust the Bank of Weifang to provide

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(UNAUDITED)

NOTE 9 - SHORT-TERM AND LONG-TERM BANK LOANS (continued)

to enterprises which is called the industrial development fund loan administrated by the local government of Shandong Province, for the local high-and–new tech enterprises, with the purpose of enhancing their independent ability of innovation and technical research and development so as to support their development. All proceeded from these loans has been invested in the construction of the trial production line for the R&D center, the assets of which secure theses loans.

On June 4, 2009, Shandong Fuwei entered into a one-year foreign currency loan agreement with Bank of China Weifang Branch for US$477 which was secured by a deposit of RMB3,259 with an interest rate of 1.38%, 0.2% down float by trading day’s LIBOR interest, in order to reduce the currency translation cost of Shandong Fuwei. Proceed of the loan of US$477 was paid off on June 4, 2010.

On November 20, 2009, we signed a long-term loan agreement of RMB10,000 (US$1,493) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$500) per year with the remaining principal balance of RMB3,300 (US$493) due in 2017. The annual interest rate is 5.35%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's key projects.

Long-term bank loans maturity for the next five years after September 30, 2010 are as follows:

	RMB	US$
1 year after	5,000	746
2 years after	20,000	2986
3 years after	—	—
4 years after	—	—
5 years after	10,000	1,493

NOTE 10-INCOME TAX

The Company is registered in Cayman Islands and has operations primarily in two tax jurisdictions, the PRC and Cayman Islands.

The provision for income taxes consists of the following for the nine-month periods ended September 30, 2010 and 2009:

	September 30, 2010		September 30, 2009
	(RMB)	(US$)	(RMB)
Cayman Islands Current Income Tax Expense (Benefit)	-	-	-
PRC Current Income Expense (Benefit)	(2,539)	(379)	-
Deferred Tax Expense (Benefit)	(1,984)	(296)	3,440

Total Provision for Income Tax	(555)	(83)	3,440

The following is a reconciliation of the provision for income taxes at the respective income tax rate to the income reflected in the Statement of Operations:

	September 30, 2010	September 30, 2009
Tax expense (credit) – Cayman Islands	0%	0%
Foreign income tax – PRC	15%	15%
Exempt from income tax due to tax holidays	(0%)	(0%)
Tax expense at actual rate	15%	15%

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(UNAUDITED)

NOTE 10-INCOME TAX (continued)

Cayman Islands Tax

Under the current law of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

United States Tax

The Company’s subsidiary Fuwei Films USA LLC located in South Carolina, which was established on April 23, 2009, did not record any income tax expenses due to net losses during the period ended September 30, 2010. The actual tax benefit differs from the expected tax benefit computed by applying the United States aggregate corporate tax rate of 39% to loss before income taxes as follows for the period ended September 30, 2010:

	September 30, 2010	September 30, 2009
Expected tax benefit	34%	34%
State income taxes, net of federal benefit	5%	5%
Changes in valuation allowance	(39%)	(39%)
Total	0%	0%

PRC Tax

Effective January 1, 2008, the new Enterprise Income Tax (“EIT”) law of the PRC replaced the existing tax laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new EIT rate of 25% replaced the 33% rate that was applicable to both DES and FIEs. The two year tax exemption and three year 50% tax reduction tax holiday for production-oriented FIEs was also eliminated as of that date. In addition, the PRC has designated a 15% tax rate for encouraged “high-tech” companies. Shandong Fuwei was redesignated a high-tech company in December 2008 and has been subject to an income tax rate of 15% pursuant to the applicable EIT law of the PRC.

Income Tax Rate Reconciliation

Income tax benefit reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiary) for the nine months ended September 30, 2010 and 2009 for the following reasons:

	September 30, 2010		September 30, 2009
	RMB	US$	RMB
Income before income taxes	15,800	2,359	22,936

Computed “expected” tax expense	2,370	354	-
Changes in deferred tax	(1,984)	(296)	3,440
Tax rate differential of other tax jurisdictions	(944)	(141)	-

Actual income tax expenses	(555)	(83)	3,440

Deferred Income Taxes

Tax effects of temporary differences that give rise to significant portions of the deferred tax assets/(liabilities) as of September 30, 2010 and December 31, 2009 are presented below.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(UNAUDITED)

NOTE 10-INCOME TAX (continued)

	September 30, 2010 (Unaudited)		December 31, 2009 (Audited)
	RMB	US$	RMB
Current
Accounts receivable	(165)	(25)	(353)
Other receivables	1,497	224	914
Inventory impairment	636	95	636
Advance to suppliers	600	90	-
	2,569	384	1,198

Non-current
Property, plant and equipment, principally due to differences in depreciation	2,241	334	2,134
Construction in progress, principally due to capitalized interest	161	24	161
Lease prepayments, principally due to differences in charges Net operating loss carryforward	(439)	(65)	(431)
	-	-	3,454
	1,963	293	5,318

Net deferred income tax assets	4,532	677	6,516

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, Shandong Fuwei will need to generate future taxable income of approximately RMB10,122 prior to 2031. Shandong Fuwei was under a tax concession period from January 28, 2003 to December 31, 2006. The profit before taxation for Shandong Fuwei for the years ended December 31, 2006, 2007 and 2008 was RMB69,933 (US$8,961), RMB51,941 (US$7,120) and RMB 10,122(US$ 3,082), respectively.

Uncertainly in Income Taxes

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the state. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current state officials.

Based on all known facts and circumstances and current tax law, the Company believes that the total amount of unrecognized tax benefits as of September 30, 2010 is not material to its results of operations, financial condition or cash flows. The Company also believes that the total amount of unrecognized tax benefits as of September 30, 2010, if recognized, would not have a material effect on its effective tax rate. The Company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the Company’s results of operations, financial condition or cash flows.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(UNAUDITED)

NOTE 11- EARNINGS PER SHARE

The Company uses the treasury stock method to compute dilution related to outstanding stock options. Because the option price exceeded the market price for common stock as of September 30, 2010, the options were anti-dilutive and were not included when computing diluted earning per share.

Basic and diluted earnings per share were RMB1.17 (US$0.18) for the nine-month period ended September 30, 2010 and basic and diluted net loss per share were RMB1.49 (US$0.22) for the nine-month period ended September 30, 2009.

Basic and diluted earnings per share were RMB1.15 (US$0.17) and RMB 0.15 (US$0.02) for the three-month periods ended September 30, 2010 and 2009, respectively.

NOTE 12 - STOCK OPTION PLAN

On December 22, 2006, the Company granted 187,500 stock options to Maxim Group LLC as part of the compensation for the provision of services relating to the initial public offering, or IPO, of the Company. The stock options are exercisable at an exercise price equal to US$10.35 per ordinary share and expire on December 22, 2011. The stock options and ordinary shares underlying the stock options may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition thereof by any person for a period of six months from the effective date. The fair value of each option award is estimated on the date of grant using the Black-Scholes pricing model based on the following assumptions:

Fair value of shares on measurement date	US$ 8.28 per share
Expected volatility	57.26
Expected dividends	0.00
Expected term (in years)	5
Risk-free rate	4.56

The fair value of the Company’s shares was estimated based on the IPO price of US$8.28 per share. The expected volatility is estimated by reference to the historical volatility of comparable companies listed on the Nasdaq Global Market. The risk-free rate for periods within the contractual life of the options is based on the U.S. government bond in effect at the time of grant. Expected dividend yields are based on historical dividends. Changes in these subjective input assumptions could materially affect the fair value estimates.

As of September 30, 2010, there was no unrecognized compensation costs related to unvested stock options.

The following is a summary of the stock option activity:

	Options outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding, December 31, 2009	187,500	$10.35	-
Granted	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Outstanding, September 30, 2010	187,500	$10.35

The following is a summary of the status of options outstanding on September 30, 2010:

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(UNAUDITED)

NOTE 12 - STOCK OPTION PLAN (continued)

Outstanding Options			Exercisable Options
Exercise Price	Number	Average Remaining Contractual Life	Average Exercise Price	Number	Average Exercise Price
$10.35	187,500	1.25	$10.35	187,500	$10.35

NOTE 13 - CONTINGENCIES

Contingencies

DMT Arbitration

In 2006, Shandong Fuwei received correspondence relating to an arbitration proceeding initiated by DMT S. A. (“DMT”) against Shandong Neo-Luck in the ICC International Court of Arbitration (the “ICC”). In that proceeding, DMT sought monetary damages against Shandong Neo-Luck for approximately US$1,250 plus interest relating to a claim of partial non-payment for the DMT production line, which Shandong Fuwei acquired from Beijing Baorui in 2005. In early 2007, the ICC determined that despite arguments made to the ICC that Shandong Fuwei should not be a party to the proceeding, the arbitration should proceed with Shandong Fuwei as the respondent pending adjudication of issues relating to jurisdiction and liability.

A hearing was held by the ICC in November 2007. Subsequent to the hearing, at the invitation of Weifang Neoluck (Group) Co., Ltd (“Neoluck Group”), the original majority shareholder of Shandong Neo-Luck, the Neoluck Group and DMT engaged in efforts to achieve a settlement of the pending arbitration on January 18, 2008. Shandong Fuwei joined these discussions later as an interested party, in order to support a resolution of the pending dispute and to achieve resolution of certain outstanding service and spare part issues.

After several weeks of negotiations among the parties, in March 2008, the parties entered into two agreements, a Service and Technical Assistance Agreement (the “Service Agreement”), between DMT and Shandong Fuwei, and a Settlement Agreement (the “Settlement Agreement”) between DMT and the Neoluck Group. Under the Service Agreement, Shandong Fuwei would pay an amount of US$180 in two installments with respect to service and spare parts. The Company made its first payment in April 2008.  As of September 30, 2010, Shandong Fuwei has paid US$135 and US$45 remained unpaid.

Under the Settlement Agreement, the Neoluck Group was obligated to pay an amount equal to US$900 in RMB by delivery of a bank draft to DMT. In late April, 2008, the Neoluck Group had not performed its obligation under the Settlement Agreement, and the Neoluck Group and DMT entered into a Supplemental Agreement pursuant to which the Neoluck Group would pay the amount owed to DMT in two installments. The Neoluck Group paid the first installment equal to US$450 in April 2008. As agreed between Neoluck Group and DMT, the remaining US$450 was to be paid in installments by the end of December 2008. As of September 30, 2010, Neoluck Group has paid US$320 and still has US$130 outstanding to DMT.

In the event the arbitration proceedings continue as a result of non-performance of the payment obligation, it is possible for the arbitral tribunal for the ICC International Court of Arbitration to rule in favor of DMT, which might result in a liability for Shandong Fuwei for the amount claimed plus interest. However, any possible liability regarding DMT’s claim should be reduced by the amount previously paid to DMT in connection with the above-described settlement. It should be noted further that in such event Fuwei might have sustainable claims for damages against the Neoluck Group for its failure to perform its obligations under the Settlement Agreement.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(UNAUDITED)

NOTE 13 - CONTINGENCIES (continued)

On January 18, 2010 the Company was advised by the Secretary of The International Court of Arbitration of International Chamber of Commerce (ICC) the arbitration was withdrawn due to DMT’s failure to pay the balance of the advance on costs.

Class Action

On October 19, 2007, the Company became aware that a class action lawsuit had been filed in the United States District Court for the Southern District of New York, on behalf of all persons who purchased the Company’s stock from the date of the Company’s IPO on December 19, 2006 through October 16, 2007. The complaint alleged that the Company and certain of its present and former officers, directors, and shareholders violated the Securities Act of 1933.

On November 21, 2007, the Company was given notice that a second class action lawsuit had been filed in the United States District Court for the Southern District of New York, commenced on behalf of all persons who purchased the Company’s stock pursuant or traceable to the Registration Statement and Prospectus issued in connection with the Company’s IPO, during the period from December 19, 2006 through November 12, 2007. The complaint alleged that the Company, its underwriters, and certain of its executives violated Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 by misrepresenting or omitting material information regarding the Company and its business operations.

On January 24, 2008, the Court consolidated into a single action the putative securities class actions pending against the Company and certain of its officers, directors, and shareholders. The Court appointed Ninyat Tonyaz as lead plaintiff, appointed the Rosen Law Firm, P.A. as lead counsel, and granted plaintiffs leave to file a consolidated amended class action complaint.  The consolidated action is styled, In re Fuwei Films Securities Litigation, Case No. 07-CV-9416 (RJS).

On March 14, 2008, plaintiffs filed a consolidated amended class action complaint (the "Amended Complaint") naming as defendants the Company, Xiaoan He, Mark Stulga, Jun Yin, Tongju Zhou, Duo Wang, and the Company's IPO underwriters (the “Underwriter Defendants”) — Maxim Group LLC, WR Hambrecht + Co., and Chardan Capital Markets, LLC.  The Amended Complaint asserts claims for violation of Sections 11, 12(a)(2), and 15 of the Securities Act of 1933.

On May 14, 2008, the Company and Messrs. He and Stulga filed a motion to dismiss the Amended Complaint in its entirety.  The Underwriter Defendants separately moved to dismiss the Amended Complaint.

On November 3, 2008, Plaintiffs filed proofs of service with the Court, indicating that Messrs. Yin, Wang, and Zhou had been served with the Amended Complaint on or about August 14, 2008, and that they had 90 days after such date to serve an answer to the Amended Complaint or a motion pursuant to Rule 12 of the Federal Rules of Civil Procedure.

By letter dated March 17, 2009, Plaintiffs apprised the Court of Fuwei’s March 10, 2009 Press Release disclosing the initial verdict against Messrs. Yin, Wang, and Zhou, and requested that the Court take judicial notice of this press release in adjudicating the pending motions to dismiss.

By the Court’s Memorandum and Order dated July 10, 2009, the motions to dismiss of the Company, Messrs. He and Stulga, and the Underwriter Defendants were granted in part and denied in part. In ruling on the motion to dismiss, the Court was required to assume that the facts alleged by the plaintiffs are true and to draw all reasonable inferences in the plaintiffs’ favor.  Applying that standard, the motions to dismiss of the defendants were granted in part and denied in part by the court. The Court dismissed plaintiffs’ claims to the extent they were based upon Fuwei’s alleged failure to disclose the DMT arbitration proceeding.  The Court also dismissed certain of plaintiffs’ claims to the extent they were brought on behalf of shareholders who did not purchase their shares directly in the IPO.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)
(UNAUDITED)

NOTE 13 - CONTINGENCIES (continued)

The Court sustained plaintiffs’ remaining claims. However, the Court noted that defendants may be able to assert affirmative defenses provided by the federal securities laws in a motion for summary judgment, which could resolve the case before trial.

On September 9, 2009, the Company and Messrs. He and Stulga filed their answer to the Amended Complaint. On October 2, 2009, the Court entered a case management plan and scheduling order, which set deadlines relating to pre-trial discovery, mediation, and dispositive motions. Discovery thereafter proceeded.

On March 26, 2010, Fuwei, Messrs. He and Stulga, the Underwriter Defendants, and Plaintiffs, through their respective attorneys, engaged in a mediation aimed at resolving the litigation. On June 24, 2010, the parties reached a settlement in principle. Subject to the Court’s approval, Plaintiffs have agreed to accept US$2.15 million in full and final settlement of all claims they have or may have against the Company, Messrs. He and Stulga, the Underwriter Defendants, and Messrs. Yin, Wang, and Zhou.  Fuwei has agreed to contribute US$1.0 million towards the settlement. The settlement papers were submitted to the Court for approval on September 9, 2010.

The Company’s management continues to believe that the plaintiffs’ allegations are without merit. However, in recognition of the attendant risks and costs of continued litigation, and the benefits of resolving the same, the Board of Directors has unanimously consented to settle this case.  As of September 30, 2010, the Company accrued US$1.0 million liability in connection with this litigation except for the defense expenses.

NOTE 14 – OTHER EVENTS

Fuwei Shandong and Dornier had equipment an equipmenet purchase contract for the third production line on January 2007. Fuwei Shandong made the prepayment to Dornier for 3.1 million Euros, due to the fund shortage of Fuwei Shandong at that time, Dornier terminated the initial contract with Fuwei Shandong. The two parties have been in discussion on a renewed equipment purchase contract. The prepayment made will be considered in the renewed contract together with additional cost of 4.2 million Euros incurred by Dornier, which includes financial cost, storage cost, and equipment modification cost. As of September 30, 2010, we have not entered into the renewed contract because of pending provisions on payment.

In November 2010, the Vice president of Fuwei Shandong, Mr. Hanyong Li resigned from his position for personal reasons.  He joined Fuwei since January 2008 and was responsible for research and development department.

NOTE 15 - MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted over 10% of the total net revenue for the nine-month periods ended September 30, 2010 and 2009.

One vendor provided approximately 50.0% of the Company’s raw materials for the nine months ended September 30, 2010. The Company had RMB7,723 (US$1,153) advance to the vendor as of September 30, 2010. Two vendors provided approximately 60.1% of the Company’s raw materials for the nine months ended September 30, 2009 with each vendor accounting for about 47.7%, and 12.4% respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

Results of operations for the nine-month period ended September 30, 2010 compared to September 30, 2009

Since the second quarter of 2010, the demand for BOPET films on domestic and foreign markets has gradually increased, especially on the foreign markets. In the third quarter, the demand for BOPET films in domestic market continued to expand which resulted in significant increasing of the sales prices especially the sales price of the commodity films. Although there has been intense competition on the domestic BOPET film market, we still obtained sufficient orders, our revenues sustained gowth and our gross profit was significantly higher than the previous year.

We are committed to improving our operating efficiency and increasing our profitability, by optimizing our products structure, strictly controlling the production and quality as well as cost control which resulted in positive effect to the increase of our operating performance. Meanwhile we maintained a comparative lower product cost during the first nine months of 2010.

However, with the increase in markets demand, we are challenged with more competitors whose capacities are enhanced with new production lines as well as new entrants to the industry, which may lead to unprecedent supply expansion with increasing demand. We predict that in the near future more severe competition is forthcoming due to much more supply than demand on the market. These factors will have an adverse effect on our sales and operation. Additionally, RMB appreciates continuously against US dollar; some countries such as United States of American are currently resorting to trade protection against Chinese manufacturers, using reasons such as anti-dumping investigation, imposing anti-dumping duties, which may adversely affect our export.

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Nine-Month Period Ended September 30, 2010	Nine-Month Period Ended September 30, 2009
	(as % of Revenue)
Gross profit	22.2	6.0
Operating expenses	(15.4)	(13.0)
Operating income/(loss)	6.9	(7.0)
Other income/(expense)	(2.1)	(2.7)
Income tax benefit/(expense)	(0.2)	1.5
Net income/(loss)	4.6	(8.3)

Revenue

The Company’s revenue is primarily derived from the manufacture and sale of plastic films.

Net sales during the nine-month period ended September 30, 2010 were RMB327.9 million (US$49.0 million), compared to RMB 236.7 million (US$34.6 million) during the same period in 2009, representing a 38.6% increase.

The sales of specialty films during the nine-month period ended September 30, 2010 were RMB53.3 million (US$8.0 million), reflected 16.2% of total net sales as compared to 9.2% in the same period of 2009, an increase of 144.2% compared to the same period last year. The increased sales of specialty films were largely attributed to the increase in demand for luxurious packagings.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2010		% of Total	Nine-Month Period Ended September 30, 2009	% of Total
	RMB	US$		RMB
Printing film	46,929	7,006	14.3%	26,924	11.4%
Stamping film	190,217	28,399	58.0%	121,863	51.5%
Metallization film	21,482	3,207	6.6%	28,508	12.0%
Specialty films	53,269	7,953	16.2%	21,818	9.2%
Base film for other application	16,051	2,396	4.9%	37,578	15.9%

	327,948	48,961	100.0%	236,691	100.0%

Overseas sales during the nine months ended September 30, 2010 were RMB67.6 million (US$10.1 million), which accounted for 20.6% of our total net revenues, as compared with RMB 24.5 million (US$3.6 million) and 10.3% in the same period in 2009, which is 176.4% higher than the same period last year. The increase in export sales was mainly due to the increase in the overseas demand, especially that from Europe, Korea, Southeast Asia regions and North America, and the increase in sales prices.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Nine-Month Period Ended September 30, 2010		% of Total	Nine-Month Period Ended September 30, 2009	% of Total
	RMB	US$		RMB
Sales in China	260,348	38,869	79.4%	212,229	89.7%
Sales in other countries	67,600	10,092	20.6%	24,461	10.3%

	327,948	48,961	100.0%	236,691	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Nine- Month Period Ended September 30, 2010	Nine- Month Period Ended September 30, 2009
	% of total	% of total
Materials costs	75.4%	72.7%
Factory overhead	12.0%	13.0%
Power	8.1%	9.5%
Packaging materials	3.2%	3.0%
Direct labor	1.3%	1.8%

Cost of goods sold during the nine months ended September 30, 2010 totaled RMB255.0 million (US$38.1 million ) as compared to RMB 222.5 million (US$32.6 million) for the same period in the prior year. This was 14.6% higher than the same period in 2009, mainly due to the increase in the purchase price of the raw materials and increased sales volume in the first nine months of 2010 compared to the same period in 2009.

Gross Profit

Our gross profit was RMB73.0 million (US$10.7 million) for the nine months ended September 30, 2010, representing a gross margin of 22.2%, as compared to a gross margin of 6.0% from the same period in 2009, an increase of 16.2%. This was mainly due to an increase in the sales price per unit during the first nine months of 2010 compared with the same period in 2009.

Operating expenses

Operating expenses for the nine months ended September 30, 2010 were RMB50.4 million (US$7.5 million), RMB30.7 million (US$4.5 million) or 63.8% higher than the same period in 2009. This increase was mainly due to accrued compensation expense for the class action litigation and related legal fees, and accounts receivables allowances for doubtful accounts receivables and other receivables.

Interest Expense

Interest expense totaled RMB 6.6 million (US$1.0 million) during the nine months ended September 30, 2010, 6.7% higher than the same period of 2009. The increase was mainly due to the increased bank loan for RMB7.0 million (US$ 1.0 million).

Other Income (Expense)

Our other expense during the period ended September 30, 2010 amounted to RMB6.8 million (US$1.0 million), it increased RMB0.4 million compared to the corresponding period of 2009, it’s mainly due to the increase of other expenses.

Income Tax Benefit/(expense)

During the nine months ended September 30, 2010, the Company recorded an income tax expense of RMB0.6 million (US$ 0.1 million) compared to a recorded income tax benefit of RMB3.4 million (US$0.5 million) during the same period in 2009. This increase was due to the increased operating income during the same period ended September 30, 2010.

Net Income/(Loss)

Net income during the first nine months of 2010 was RMB15.2 million (US$2.3 million) compared to net loss of RMB19.5 million (US$2.9 million) during the same period in 2009, representing an increase of RMB34.7 million (US$5.2 million) from the same period in 2009. The increase was mainly due to the increased revenue and gross margin.

Results of operations for the three-month period ended September 30, 2010 compared to September 30, 2009

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended September 30, 2010	Three-Month Period Ended September 30, 2009
	(as % of Revenue)
Gross profit	31.4	8.8
Operating expenses	(17.3)	(7.9)
Operating income/(loss)	14.0	0.9
Other income/(expense)	(2.0)	1.6
Income tax benefit/(expense)	(0.4)	(0.3)
Net income/(loss)	11.6	2.3

Revenue

Net sales during the third quarter ended September 30, 2010 were RMB129.2 million (US$19.3 million), compared to RMB 89.6 million (US$13.1 million) during the same period in 2009, representing a 44.2% increase.

The sales of specialty films during the third quarter ended September 30, 2010 were RMB28.5 million (US$4.3 million), reflected 22.1% of total net sales as compared to 12.4% in the same period of 2009, an increase of 155.5%, compared to the same period last year. The increased sales of specialty films were largely attributed to the increase in demand for luxurious packagings.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended September 30, 2010		% of Total	Three-Month Period Ended September 30, 2009	% of Total
	RMB	US$		RMB
Printing film	18,842	2,813	14.6%	10,292	11.5%
Stamping film	67,636	10,098	52.4%	53,441	59.6%
Metallization film	8,799	1,314	6.8%	8,105	9.0%
Specialty film	28,489	4,253	22.1%	11,149	12.4%
Base film for other application	5,408	807	4.1%	6,616	7.4%

	129,174	19,285	100.0%	89,603	100.0%

Overseas sales during the third quarter ended September 30, 2010 were RMB 30.9 million (US$4.6 million), which accounted for 23.9% of our total net revenues, as compared with RMB 6.0 million (US$0.9 million) and 6.7% in the same period in 2009, which is 411.8% higher than the same period last year. The increase in oveseas sales was mainly due to the recovery of overseas demand, especially the increase of demand in Europe, North America, Korea, Japan and Southeast Asia regions and North America.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended September 30, 2010		% of Total	Three-Month Period Ended September 30, 2009	% of Total
	RMB	US$		RMB
Sales in China	98,264	14,670	76.1%	83,564	93.3%
Sales in other countries	30,910	4,615	23.9%	6,039	6.7%

	129,174	19,285	100.0%	89,603	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three-Month Period Ended September 30,2010	Three-Month Period Ended September 30, 2009
	% of total	% of total
Materials costs	72.8%	74.9%
Factory overhead	13.5%	12.5%
Power	8.8%	8.3%
Packaging materials	3.4%	2.9%
Direct labor	1.5%	1.4%

Cost of goods sold during the third quarter ended September 30, 2010 was RMB88.7 million (US$13.2 million) as compared to RMB81.7 million (US$12.0 million) for the same period in the prior year. This was 8.5% higher than the same period in 2009, mainly due to the increased sales volume and the increase of purchase prices of raw materials in the third quarter ended September 30, 2010 compared to the same period in 2009.

Gross Profit

Our gross profit was RMB40.5 million (US$6.0 million) for the third quarter ended September 30, 2010, representing a gross margin of 31.4%, as compared to a gross margin of 8.8% from the same period in 2009, an increase of 22.6%. This was mainly due to a significant increase in average sales price of our products during the third quarter ended September 30, 2010 compared with the same period in 2009.

Operating expenses

Operating expenses for the third quarter ended September 30, 2010 were RMB22.4 million (US$3.3 million), RMB15.3 million (US$2.3 million) or 218.0% higher than the same period in 2009. This increase was mainly due to increased delivery cost of overseas sales, allowances for doubtful account receivable and other receivable.

Interest Expense

Interest expense totaled RMB2.3 million (US$0.3 million) during the third quarter ended of 2010, 11.8% higher than the same period of 2009. The increase is mainly due to the increased bank loan for RMB 7.0 million (US$ 1.0 million).

Other Income (Expense)

Other expenses during the third quarter ended September 30, 2010 were RMB2.5 million (US$0.4 million), RMB4.0 million (US$0.6 million) higher than the same period in 2009, primarily due to the increase in other expenses.

Income Tax Benefit/(expense)

During the third quarter ended September 30, 2010, the Company recorded an income tax expense of RMB0.6 million (US$0.1 million) compared to RMB0.3 million (US$0.04 million) in the same period in 2009. This increase was mainly due to higher operating income in the third quarter of 2010 than the same period in 2009.

Net Income/(Loss)

Net income during the third quarter ended September 30, 2010 was RMB15.0 million (US$2.2 million) compared to net income of RMB2.0 million (US$0.3 million) during the same period in 2009, representing an increase of RMB13.0 million（US$1.9 million）from the same period in 2009. The increase was mainly due to the increase of revenue and gross margin.

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and borrowings from financial institutions and capital contributed by our shareholders.

From 2009 to September 30, 2010, our capital expenditures have been primarily financed through short-term borrowings from financial institutions. The interest rates of short-term borrowings from financial institutions during the periods from 2009 to September 30, 2010 ranged from 0% to 5.8%.

We obtained two new short-term loans on June 7, 2010 and June 8, 2010, for RMB70,000 (US$10,451) maturing on June 6, 2011, and for RMB67,000 (US$10,003) maturing on June 7, 2011, respectively. The annual interest rate is 5.31% that determined by the People’s Bank of China. As of September 30, 2010, the effect interest rate is 5.84%.

We entered into three interests free Loan Contracts with Bank of Weifang (formerly known as Weifang City Commercial Bank) for the amount of (i) RMB10,000 (US$1,493), effective on January 13, 2010, with a maturity date of January 12, 2012; (ii) RMB10, 000 (US$1,493), effective on January 16, 2009, with a maturity date of January 12, 2012; and (iii) RMB5,000 (US$746), effective on December 2, 2008, with a maturity date of December 2, 2011.

On June 4, 2009, Shandong Fuwei entered into a one-year foreign currency loan agreement with Bank of China Weifang Branch for US$477 which is secured by a deposit of RMB3,259 with an interest rate of 1.38%, 0.2% down float by trading day’s LIBOR interest, in order to reduce the currency translation cost of Shandong Fuwei. Proceed of the loan of US$477 was paid off on June 4, 2010.

On November 20, 2009, we signed a long-term loan agreement of RMB10,000 (US$1,493) with Weifang Dongfang State-owned Assets Management Co., Ltd., with eight-year loan term which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we will make principal installment payments of RMB3,350 (US$500) per year with the remaining principal balance of RMB3,300 (US$493) paid in 2017. The annual interest rate is 5.35% which is a 5-year interest rate announced by the People’s Bank of China. The loan is guaranteed by Shandong Deqin Investment & Guarantee Co., Ltd. and is used for our key projects.

We believe that, after taking into consideration our present banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

Operating Activities

Net cash flows provided by operating activities for the nine months ended September 30, 2010 were RMB67.8 million (US$10.2 million) compared to net cash flows provided by operating activities of RMB57.0 million (US$8.5 million) for the nine months ended September 30, 2009, which is an increase of RMB62.4 million (US$9.4 million). This increase in cash flows from operating activities was attributable primarily to the increased earnings, decrease of accounts receivables and inventories, increase of advance payments.

Working Capital

As of September 30, 2010 and December 31, 2009, the Company had negative working capital of RMB18.4 million (US$2.7 million) and RMB79.4 million (US$11.6 million), respectively. Working capital increased RMB61.0 million (US$9.0 million), or 76.8% compared to the same period in the prior year. Although we have negative working capital, the short-term current liability is mainly the short-term bank loans, which amounted to RMB137.0 million (US$20.5 million).  We have entered into negotiations with our lenders to extend the maturity date of these loans.

We anticipate that we will have adequate working capital in the foreseeable future. However, we may wish to borrow additional capital or sell our common stock for financing in the expanded business.

Contractual Obligations

The following table is a summary of the Company's contractual obligations as of September 30, 2010 (in thousands RMB):

	Payments due by period
	Total	Less than 1	1-3	3-5	More than 5
Contractual obligations		Year	Years	Years	Years
	RMB	RMB	RMB	RMB	RMB

Rental obligation	191	191	-	-	-
Purchase obligations	148,267	148,267	-	-	-

Total	148,458	148,458	-	-	-

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated November 15, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

Dated: November 16, 2010

Fuwei Films Announces Its Unaudited Financial Results for the Third Quarter of 2010

-	Teleconference to be Held on November 16, 2010 at 8:00 a.m. EST –

-

BEIJING, November 15, 2010 – Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the third quarter and first nine months of 2010.

Highlights

▪	Net sales for the third quarter were RMB 129.2 million (US$19.3 million), compared with RMB 89.6 million in the same period of 2009;

▪	Gross profit for the third quarter was RMB 40.5 million (US$6.0 million), compared with RMB 7.9 million in the same period of 2009;

▪	Net sales during the first nine months were RMB 327.9 million (US$49.0 million), compared with RMB 236.7 million in the same period of 2009;

▪	Net income for the first nine months was RMB 15.3 million (US$2.3 million), compared with a net loss of RMB 19.5 million in the same nine-month period of 2009;

▪	Basic and diluted earnings per share for the first nine months were RMB 1.17 (US$0.18), compared with basic and diluted net loss per share of RMB 1.49 in the same period of 2009;

▪	Sales of Specialty films for the first nine months were RMB 53.3 million (US$8.0 million) compared to RMB 21.8 million in the same period of 2009;

▪	Overseas sales during the first nine months were RMB 67.6 million (US$10.1 million) compared to RMB 24.5 million in the same period of 2009.

Mr. Xiaoan He, Chairman and CEO of Fuwei Films, said, “We are very pleased with our third quarter and nine months financial results. The demand for BOPET films in domestic and foreign markets has continued to increase, especially in the foreign markets. In the third quarter we also saw the demand in the domestic market continued to expand which resulted in the significant increase of sales prices especially in the commodity films area. In spite of rising competition, we saw significant revenue growth this quarter and our gross profit was significantly higher than the previous year.”

Third Quarter of 2010 Results

Net sales during the third quarter ended September 30, 2010 were RMB 129.2 million (US$19.3 million), compared to RMB 89.6 million (US$13.1 million), during the same period in 2009, representing a 44.2% increase.

The sales of specialty films during the third quarter ended September 30, 2010 were RMB28.5 million (US$4.3 million), reflecting 22.1% of total net sales as compared to 12.4% in the same period of 2009. The increase was largely attributable to the increase in demand for packaging for luxury goods.

The following is a breakdown of commodity and specialty film sales for the three-month periods ended September 30, 2010 and 2009 (amounts in thousands):

	Three-Month Period Ended September 30, 2010		% of Total	Three-Month Period Ended September 30, 2009	% of Total
	RMB	US$		RMB
Printing film	18,842	2,813	14.6%	10,292	11.5%
Stamping film	67,636	10,098	52.4%	53,441	59.6%
Metallization film	8,799	1,314	6.8%	8,105	9.0%
Specialty film	28,489	4,253	22.1%	11,149	12.4%
Base film for other application	5,408	807	4.2%	6,616	7.4%

	129,174	19,285	100.0%	89,603	100.0%

Overseas sales during the third quarter ended September 30, 2010 were RMB30.9 million (US$4.6 million), which accounted for 23.9% of our total net revenues, as compared with RMB 6.0 million (US$0.9 million) and 6.7% in the same period in 2009, which is 411.8% higher than the same period last year. The increase in overseas sales was mainly due to the recovery of overseas demand, especially the increase of demand in Europe, North America, Korea, Japan and Southeast Asia.

The following is a breakdown of domestic and overseas sales for the three-month periods ended September 30, 2010 and 2009 (amounts in thousands):

	Three-Month Period Ended September 30, 2010			Three-Month Period Ended September 30, 2009	% of Total
Sales in China	98,264	14,670	76.1%	83,564	93.3%
Sales in other countries	30,910	4,615	23.9%	6,039	6.7%

	129,174	19,285	100.0%	89,603	100.0%

Gross profit was RMB40.5 million (US$6.0 million) for the third quarter ended September 30, 2010, representing a gross margin of 31.4%, as compared to a gross margin of 8.8% from the same period in 2009. This was mainly due to a significant increase in the average sales price of our products during the third quarter compared with the same period in 2009.

Operating expenses for the third quarter ended September 30, 2010 were RMB 22.4 million (US$3.3 million), which was RMB 15.3 million (US$2.3 million) or 218.0% higher than the same period in 2009. This increase was mainly due to increased delivery costs of overseas sales, allowances for doubtful account receivables and other receivables.

Net income during the third quarter ended September 30, 2010 was RMB 15.0 million (US$2.2 million) compared to net income of RMB2.0 million (US$0.3 million) during the same period in 2009, representing an increase in net income of RMB 13.0 million（US$1.9 million）from the same period in 2009. The increase was mainly due to the increase of revenue and gross margin.

Net cash flows provided by operating activities for the nine months ended September 30, 2010 was RMB 67.8 million (US$ 10.2 million) compared to net cash flows provided by operating activities of RMB10.7 (US$1.6 million) for the nine months ended September 30, 2009, which is an increase of RMB 57.0 million (US$8.5 million). This increase in cash flows from operating activities was attributable primarily to the increased earnings, decrease of accounts receivables and inventories, and increase of advance payments.

Total shareholders’ equity was RMB526.9 million (US$78.7 million) as of September 30, 2010, compared with RMB 511.6 million as of December 31, 2009.

As of September 30, 2010, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Tuesday, November 16, 2010, at 8:00 a.m. EDT / 9:00 p.m. Beijing time to discuss the quarterly results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following access codes: Account#: 286 and Conference ID: 360959. The replay will be available until December 16, 2010, at 11:59 p.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei Films' BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Maggie Huang
Investor Relations Manager
Phone: +86-10-6852-2612
Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Leslie Wolf-Creutzfeldt
Investor Relations
Grayling
Phone: +1-646-284-9472
Email: leslie.wolf-creutzfeldt@us.grayling.com

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2010 AND DECEMBER 31, 2009
(amounts in thousands except share and per share value)

	Notes	September 30, 2010		December 31, 2009
		(Unaudited)
ASSETS		RMB	US$	RMB
Current assets
Cash and cash equivalents		93,362	13,939	26,804
Restricted cash		8,583	1,281	12,541
Accounts and bills receivable, net	3	42,659	6,369	28,785
Inventories	4	32,028	4,782	45,039
Advance to suppliers		16,191	2,417	3,956
Prepayments and other receivables		1,759	263	957
Deferred tax assets - current		2,569	384	1,198
Total current assets		197,152	29,435	119,282

Plant, properties and equipment, net	5	294,372	43,949	318,600
Construction in progress	6	235,955	35,227	237,118
Lease prepayments, net	7	21,155	3,158	21,548
Advanced to suppliers - Long Term		-	-	2,367
Goodwill		10,276	1,534	10,276
Deposit	8	16,760	2,502	21,000
Deferred tax assets - non current		1,963	293	5,318

Total assets		777,633	116,098	735,509
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	9	137,000	20,454	153,179
Accounts payables		22,229	3,319	25,898
Advance from customers		42,251	6,308	12,608
Accrued expenses and other payables		14,056	2,098	6,981
		215,536	32,179	198,666
Long-term loan	9	35,000	5,225	25,000

Total liabilities		250,536	37,404	223,666

Commitments and contingencies	13

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,322	1,989	13,323
Additional paid-in capital		311,896	46,565	311,907
Statutory reserve		29,338	4,380	29,338
Retained earnings		171,251	25,567	156,006
Cumulative translation adjustment		1,109	166	993
Total shareholders’ equity		526,916	78,667	511,567
Non-controlling interest		182	27	276
Total equity		527,098	78,694	511,843
Total liabilities and equity		777,633	116,098	735,509

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(amounts in thousands except share and per share value)
(UNAUDITED)

	The Three Months			The Nine Months
	Period Ended September 30,2010		Period Ended September 30,2009	Period Ended September 30,2010		Period Ended September 30,2009
	RMB	US$	RMB	RMB	US$	RMB

Net sales	129,174	19,285	89,603	327,948	48,961	236,691
Cost of sales	(88,658)	(13,236)	(81,749)	(254,996)	(38,070)	(220,490)

Gross profit	40,515	6,049	7,854	72,952	10,891	14,201

Operating expenses
Selling expenses	(4,389)	(655)	(2,868)	(11,944)	(1,783)	(10,499)
Administrative expenses	(17,992)	(2,686)	(4,170)	(38,417)	(5,736)	(20,241)
Total operating expenses	(22,381)	(3,341)	(7,038)	(50,361)	(7,519	(30,740)

Operating income/(loss)	18,143	2,707	816	22,591	3,373	(16,539)

Other income/(expense)
- Interest income	42	6	5	214	32	148
- Interest expense	(2,337)	(349)	(2,091)	(6,624)	(989)	(6,210)
- Others income, net	(245)	(37)	3,547	(381)	(57)	(335)

Total other income/(expense)	(2,540)	(379)	1,461	(6,791)	(1,014)	(6,398)

Income before income tax benefit/(expense)	15,594	2,328	2,277	15,800	2,359	(22,937)

Income tax benefit/(expense)	(578)	(86)	(264)	(555)	(83)	3,440

Net Income/(loss)	15,017	2,242	2,013	15,245	2,276	(19,497)

Net income/(loss) attributable to noncontrolling interests	(26)	(4)	(5)	(95)	(14)	(5)
Net income/(loss) attributable to the Company	15,043	2,246	2,018	15,340	2,290	(19,492)

Other comprehensive income
- Foreign currency translation adjustments	132	19	2	116	17	614
Comprehensive income	15,174	2,265	2,020	15,456	2,307	(18,877)

Earnings per share, basic and diluted	1.15	0.17	0.15	1.17	0.18	(1.49)
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
 (amounts in thousands except share and per share value)
(UNAUDITED)
	Periods Ended September 30, 2010		Periods Ended September 30, 2009
	RMB	US$	RMB
Cash flow from operating activities
Net income	15,245	2,276	(19,492)
Adjustments to reconcile net income to net cash
(used in)/provided by operating activities
- Depreciation of property, plant and equipment	26,763	3,996	25,732
- Amortization of intangible assets	340	51	340
- Deferred income taxes	1,942	290	-
- Bad debt expense/(recovery)	9,138	1,364	3,767
- Accounts receivable	(15,138)	(2,260)	11,751
- Inventories	13,011	1,942	(9,922)
- Advance to suppliers	(16,236)	(2,424)	(1,070)
- Prepaid expenses and other current assets	(487)	(73)	(6,437)
- Accounts payable	(3,656)	(546)	5,707
- Accrued expenses and other payables	7,236	1,080	(1,352)
- Advance from customers	29,643	4,426	7,791
- Tax payable	(38)	(6)	(6,101)

Net cash provided by operating activities	67,762	10,117	10,716

Cash flow from investing activities
Purchases of property, plant and equipment	(2,482)	(371)	(93,091)
Restricted cash related to trade finance	3,952	590	(400)
Advanced to suppliers - non current	2,367	353	-
Addition to construction in progress	1,163	174	83,469

Net cash used in investing activities	5,000	747	(10,023)

Cash flow from financing activities
Principal payments of short-term bank loans	(16,179)	(2,415)	(11,585)
Proceeds from short-term bank loans	10,000	1,493	10,000

Net cash (used in)/provided by financing activities	(6,179)	(923)	(1,585)

Effect of foreign exchange rate changes	(26)	72	892

Net increase (decrease) in cash and cash equivalent	66,557	10,013	(1)

Cash and cash equivalent
At beginning of period/year	26,804	3,926	15,823
At end of period/year	93,362	13,939	15,822

SUPPLEMENTARY DISCLOSURE:
Interest paid	6,624	989	5,991
Income tax paid	3,966	592	-